Securities and Exchange Commission
Washington, D.C.


SCHEDUIE 13D


NEUROGENESIS, INC.
(Name of Issuer)

Common Stock
(Tiile of Class of Securities )


64124F 20 2
(CUSIP Number)

November 6,2000
(Date of Event which Requires Filing of this Statement)

Filed pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed " for the purpose of Section 18 of the Securities Exchange Act of 1934 ( "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the notes).



(1) NAME OF REPORTING PERSON     William R. Barrow
                                 S.     S. or I. R S IDENTIFICATION NUMBER
                                 OF REPORTING PERSON
                                 /
(2)     CHECK THE APPROPRIATE BOX
          IF A MEMBER OF A GROUP:
          (a)
          (b)     N/A

(3)     SEC USE ONLY

(4)     SOURCE OF FUNDS:     N/A

(5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e):      N/A

(6)     CITIZENSH[P OR PLACE OF ORGANIZATION:
               U.S.A.

          NUMBER OF SHARES BENEflCIALLY
          OWNED BY EACH REPORTING PERSON:
(7)     SOLE VOTING POWER:                    25408
(8)     SHARED VOTING POWER:                      0
(9)     SOLE DISPOSI'TTE POWER:               25408
(10)    SHARED DIPOSITIVE POWER                   0

(11)    AGGREGATE AMOUNT BENEFICIALLY
        OWNED BY EACH REPORTING PERSON:       25408
(12)    CHECK BOX IF AGGREGATE AMOUNT
        IN ROW (11) EXCLUDES CERTAIN SHARES:    N/A

(13)    PERCENT OF CLASS REPRESENTED
        BY AMOUNTINROW (11):                      1.24%

(14) TYPE OF REPORTING PERSON:                 IN

Item l.(a)     Security and Issuer:
                   NeuroGenesis, Inc.: Common Stock

Item 1.(b)     Address of Issuers Principal Executive Offices:
                   2045 Space Park Boulevard, Suite 132
                   Houston, Texas 77058

Item 2(a).     Name of Person Filing:
                   William R. Barrow

Item 2(B).     Address of principal Business Office:
                   P.0. Box 678
                   Seabrook, Texas 77586

Item 2(c).     Present principal occupation or employment and the name,
                principal business and address corporation:

                   Seabrook Energy, Inc.
                   P.O.Box678
                   Seabrook, Texas 77586

Item 2(d).     Such person has NOT , during the last five years, been
                convicted in a criminal proceeding

Item 2(e). Such person has NOT, during the past five years, been a party to a civil proceeding and as result of such proceeding was or is subject to ajudgment, decree or final order enjoining fliture violations of security laws.

Item 3.     Source and Amount of Funds or Other Consideration:

5000 shares were received for Director compensation
20408 shares were exchanged for shares held in 3Nl in acquisition     2/11/98.
(See Item 7.1

Item 4.     Purpose of Transaction:

20408 shares were exchanged for shares held by Mr. Barrow in 3NI, a Texas Corporation, when the Company acquired 100% of the outstanding shares in exchange for 397960 share of the Company's Common Shares. (See Item 7.1)

Item 5.     Interest in Securities of the Issuer
(a)     Amount Beneficially Owned:
               Percent of Class:     1.24%
(b)     Number of shares as to which each person has:
               (i) sole power to vote or direct the vote:        25408
               (ii) shared power to vote or to direct the vote:      0
               (iii) sole power to dispose or to direct the
                       disposition of:                           25408
               (iv) shared power to dispose or to direct the
                       disposition of:                               0
(c)     N/A
(d)     N/A
(e)     N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Effective February 4,2001 Mr. Barrow will receive 500 shares of unregistered Common Stock for meeting of the Company's Board of Directors that he attends. (See Item 7.3)

Item 7.     Material to be filed as exhibits:
     7.1     Stock Exchange Agreement dated as of February 11, 1998
     7.3     Minutes of Board of Directors Meeting dated February 4,2001

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information forth in this statement is true, complete and correct.

3/20/01
Date

William Barrow
Signature
William R. Barrow, Individually
Name/Title

(1)     NAME OF REPORTING PERSON                         Albert H. Bieser
          S.     S. or I.R.S. DENTIFICATION NUMBER          524 28 5295
          OF REPORTING PERSON

(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
          (a)
          (b)     N/A

(3)     SEC USE ONLY

(4)     SOURCE OF FUNDS:
                                                           PF

(5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEMS 2(d) 0R2(e):
                                                           N/A

(6)     CITIZENSHIP OR PLACE OF ORGANIZATION:
                                                        U.S.A.

           NUMBER OF SHARES BENEFICIALLY
           OWNED BY EACH REPORTING PERSON

(7)     SOLE VOTING POWER:                              908724

(8)     SHARED VOTING POWER:                                 0

(9)     SOLE DISPOSITIVE POWER:                         908724

(10)    SHARED DIFOSITIVE POWER                              0

(11)    AGGREGATE AMOUNT BENEFICIALLY
        OWNED BY EACH REPORTING PERSON:
                                                        908724
(12)    CHECK BOX IF AGGREGATE AMOUNT
        IN ROW (11) EXCLUDES CERTAIN SHARES:               N/A
(13)    PERCENT OF CLASS REPRESENTED
        BY AMOUNT IN ROW (l1):
                                                          44.4%

(14)    TYPE OF REPORTING PERSON:                           IN

Item l(a).     Security and Issuer:

NeuroGenesis, Inc.: Common Stock



Item 1(b).     Address of Issuers Principal Executive Offices:

   2045 Space Park Boulevard, Suite 132
   Houston, Texas 77058

Item 2(a).     Name of Person Filing:
          Albert H. Bieser

Item 2(b).     Address of principal Business Office:

   2045 Space Park Boulevard, Suite 132
   Houston, Texas 77058

Item 2( c).     Present principal occupation or employment and the name,
principal business address of corporation :

   President, Chairman, Treasurer, NeuroGenesis, Inc.
   2045 Space Park Boulevard, Suite 132
   Houston, Texas 77058

Item 2(d) Such person has NOT , during the last five years, been convicted in a criminal proceeding.


Item 2(e). Such person has NOT, during the past five years, been a party to a civil proceeding and as result of such proceeding was or is subject to ajudgment, decree or final order enjoining future violations of security laws.

Item 3.     Source and Amount of Funds or Other Consideration:

     6000 shares were received for Director compensation
     192743 shares were exchanged for shares held in 3NI in acquisition
      2/11/98 (See Item 7.1)
     709981 shares were purchased for $165,877.84 with personal fluids.
      (23.4 Cents per share).

Item 4.     Purpose of Transaction:

    192743 shares were exchanged for shares held by Mr. Bieser in 3NI, a Texas Corporation, when the Company acquired 100% of the outstanding shares in exchange for 397960 shares of the Company's Common Shares. (See Item 7.1).

Item 5.     Interest in Securities of the Issuer
(a) Amount Beneficially Owned:
               Percent of Class:                                   44.4%
(b) Number of shares as to which each person has:
               (i) sole power to vote or direct the vote:         908724
               (ii) shared power to vote or to direct the vote:        0
               (iii) sole power to dispose or to direct the         908724
                      disposition of:
               (iv) shared power to dispose or to direct the
                      disposition of:                                 0
(c)     N/A
(d)     N/A
(e)     N/A


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Mr. Bieser has an agreement with the Company dated March 12, 1998 whereby he may receive up to $65,000 Dollars per year based on net profit of the Company.

Effective February 4,2001 , Mr. Bieser will receive 500 shares of unregistered Common Stock for each meeting of the Company's Board of Directors he attends.

Item 7.     Material to be filed as exhibits:

     7.1     Stock Exchange Agreement dated as of February 11, 1998
     7.2     Corppensation Agreement dated March12, 1998
     7.3     Minutes of Board of Directors Meeting dated February 4,2001

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        3/8/01
Date

Albert H. Bieser
Signature

Albert H. Bieser, Individually
CEO,  Pres. Chair & Treas
Name/Title

(1)     NAME OF REPORTING PERSON                    Barbara S. Bieser
          S.S.orl.R.S. IDENTIFICATION NUMBER          ###-##-####
          OF REPORTING PERSON

(2)     CHECK THE APPROPRIATE BOX
        IF A MEMBER OF A GROUP:
        (a)
        (b)                                        N/A

(3)     SEC USE ONLY

(4)     SOURCE OF FUNDS:
                                                   N/A

(5)     CHECK W DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
                                                   N/A

(6)     CITIZENSHIP OR PLACE
        OF ORGANIZATION:
                                                   U.S.A.

          NUMBER OF SHARES BENEFICIALLY
          OWNED BY EACH REPORTING PERSON:

(7)      SOLE VOTING POWER:                          0

(8)      SHARED VOTING POWER:                        0

(9)      SOLE DISPOSITIVE POWER:                     0

(10)     SHARED DIPOSITIVE POWER                     0
(11)     AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON:
                                                     0

(12)     CHECK BOX IF AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES:      N/A

(13)     PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW(1l):
                                                     0%

(14) TYPE OF REPORTING PERSON:                      IN


Item l(a).     Security and Issuer:
               NeuroGenesis, Inc.: Common Stock

Item 1(b).     Address of Issuers Principal Executive Offices:

2045 Space Park Boulevard, Suite 132 Houston, Texas 77058

Item 2(a).     Name of Person Filing:
               Barbara S. Bieser

Item 2(b).     Address of principal Business Office:

   2045 Space Park Boulevard, Suite 132
   Houston, Texas 77058

Item 2( c).     Present principal occupation or employment and the name,
principal business and address corporation:

   Assistant Secretary, NeuroGenesis, Inc.
   2045 Space Park Bouleyard, Suite 132
   Houston, Texas 77058

Item 2(d) Such person has NOT during the last five years, been convicted in a criminal proceeding.

Item 2(e). Such person has NOT, during the past five years, been a party to a civil proceeding and as result of such proceeding was or is subject to a judgent, decree or final order enjoining future violations of security laws.

Item 3.     Source and Amount of Funds or Other Consideration:
                                                       N/A

Item 4.     Purpose of Transaction:
                                                       N/A

Item 5.     Interest in Securities of the Issuer
         (a) Amount Beneficially Owned:
                Percent of Class:                              0%
         (b) Number of shares as to which each person has:
              (i) sole power to vote or direct the vote:       0
              (ii) shared power to vote or to direct the vote: 0
              (iii) sole power to dispose or to direct the
                          disposition of:                      0
              (iv) shared power to dispose or to direct the
                          disposition of:                      0
          (c) N/A
          (d) N/A
          (e) N/A



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Ms. Bieser, has an agreement with the Company dated March 12, 1998 whereby she, or he successor, will receive up to $2500 per month depending on the monthly net profit. (See in 7.2).

Item 7.     Material to be filed as exhibits:
          Item 7.2 Compensation Agreement dated March 12,1998

     After reasonable inquiry and to the best of my knowledge and beliet, I certify that the information forth in this statement is true, complete and correct

3/8/01
Date

Barbara S. Bieser

    Signature
Barbara S. Bieser, Individually
Ass't. Sec.
Name/Title


(1) NAME OF REPORTING PERSON                         Lary Dorrington
S.S. or I R. S. IDENTIFICATION NUMBER
OF REPORTING PERSON

(2)     CHECK THE APPROPRIATh BOX
        IF A MEMBER OF A GROUP:
          (a)
(b)                                                    N/A

(3)     SEC USE ONLY

(4)     SOURCE OF FUNDS:
                                                       N/A

(5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEMS 2(d) OR (e) :
                                                       N/A

(6)     CITIZENSHIP OR PLACE
        OF ORGANI0N:
                                                       U.S.A.
          NUMBER OF SHARES BENEFICIALLY
          OWNED BY EACH REPORTING PERSON:
(7)     SOLE VOTING POWER:                               3401

(8)     SHARED VOTING POWER:                           102041

(9)     SOLE DISPOSITIVE POWER:                             0

(10)    SHARED DIPOSITIVE POWER                        102041

(11)    AGGREGATE AMOUNT BENEFICIALLY
        OWNED BY EACH REPORTING PERSON:
                                                       105442

(12)    CHECK BOX IF AGGREGATE AMOUNT
        IN ROW (11) EXCLUDES CERTAIN SHARES:              N/A

(12)    PERCENT OF CLASS REPRESENTED
        BY AMOUNT IN ROW (11) :
                                                         5.15%

(14) TYPE OF REPORTING PERSON:                             IN

Item 1 (a)     Security and Issuer:

NeuroGenesis, Inc.: Common Stock


Item 1(b).     Address of Issuers Principal Executive Offices:

   2045 Space Park Boulevard, Suite 132
   Houston, Texas 77058

Item 2(a).     Name of Person Filing:
   Lary Dor:rington

Item 2(B).     Address of principal Business Office:

   15545 El Camino Real
   Houston, Texas 77062

Item 2( c).     Present principal occupation or employment and the name,
principal business and address of corporation:

   Teacher & Assistant Principal
   Clear Lake Intermediate School
   15545 El Carnino Real
   Houston, Texas 77062

Item 2(d) Such person has NOT , during the last five years, been convicted in a criminal proceeding.


Item 2(e). Such person has NOT, during the past five years, been a party to a Civil proceeding and as result of such proceeding was or is subject to ajudginent, decree or final order enjoining future violations of security laws.

Item 3.     Source and Amount of Funds or Other Consideration:

lO2O4l shares were exchanged for 3Nl shares in an agreement dated 2/11/98

Item 4.     Purpose of Transaction:

102041 shares were exchanged for shares held by Mr. Dorrigton in 3NI, a Texas Corporation, when the Company acquired 100% of the outstanding shares of 3Nl in exchange for a total of 397960 shares of the Company's Common Shares. (See
Item 7.1).

Item 5.     Interest in Securities of the Issuer
(a)     Amount Beneficially Owned:
                    Percent of Class:                              5.15%
(b)     Number of shares as to
        which each person has:
                    (i) sole power to vote or direct the vote:      3401
                    (ii) shared power to vote or
                         to direct the vote:                      102041
                    (iii) sole power to dispose or to direct the
                           disposition of                              0
                    (iv) shared power to dispose or to direct the
                           disposition of                          102041


(c) N/A
(d) N/A
(e) N/A


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Mr. Dorrington has an agreement with the Company dated March 12, 1998 whereby he shall receive five percent of the Company's net profit monthly up to the point the five percent stabilizes at $3500 per month. At that time it is anticipated that he will join the Company on a flill time basis and continue to receive the same basic compensation. (Seeltem7.2)

Effective February 4,2001 will receive 500 shares of unregistered Common Stock for each meeting of the Company's Board of Directors that he attends. (See
Item 7.3).

Item 7.     Material to be filed as exhibits:

7.1     Stock Exchange Agreement dated as of February 11, 1998

7.2     Compensation Agreement dated March 12, 1998.

7.3     Minutes of Board of Directors Meeting dated February 4,2001


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




3/7/01
                                             Date
          Lary A. Dorrington
             Signature
          Lary Dorrington, Individually
             Name/Title


(1) NAME OF REPORTING PERSON                         Terry Neher
     S S. or I.R.S. IDENTIFICATION NUMBER            ###-##-####
     OF REPORTING PERSON
     (2)     CHECK THE APPROPRIATE BOX
          IF A MEMBER OF A GROUP:
          (a)
          (b)     N/A
     (3)     SEC USE ONLY
     (4)     SOURCE OF FUNDS:
                                                          N/A
     (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
                                                          N/A
     (6)     CITIZENSHIP OR PLACE
           OF ORGANIZATION:
                                                          U.S.A.

           NUMBER OF SHARES BENEFICIALLY
           OWNED BY EACH REPORTING PERSON:
     (7)     SOLE VOTING POWER:                          101039
     (8)     SHARED VOTING POWER:                             0
     (9)     SOLE DISPOSITIVE POWER:                     101039
     (10)     SHARED DIPOSITIVE POWER                         0

(11)     AGGREGATE AMOUNT BENEFICIALLY
     OWNED BY EACH REPORTING PERSON:
                                                         101039
(12)     CHECK BOX IF AGGREGATE AMOUNT
IN ROW (11) EXCLUDES CERTAIN SHARES:                       N/A
(13)     PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW(11):
                                                         4.93%
(14)     TYPE OF REPORTING PERSON:                         IN

Item 1 .(a)     Security and Issuer:
     NeuroGenesis, Inc.: Common Stock

Item 1(b).     Address of Issuers Principal Executive Offices:

   2045 Space Park Drive, Suite 132
   Houston, Texas 77058

Item 2(a).     Name of Person Filing:
   Terry Neher

Item 2(b).     Address of principal Business Office:

   P.O. Box 946
   Superior, MT. 59872

Item 2( c).     Present principal occupation or employment and the name,
principal business and address corporation:

   Retired
   P. 0.Box 946
   Superior, MT 59872

Item 2(d) Such person has NOT ,during the last five years, been convicted in a criminal proceeding.

Item 2(e). Such person has NOT, during the past five years, been a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of security laws.

Item 3.     Source and Amount of Funds or Other Consideration:

45351 shares were exchanged for shares held in 3NI in acquisition 2/11/98 55688 shares were issued as payment for patent work

Item 4.     Purpose of Transaction:

45351 shares were exchanged for shares held by Mr. Neher in 3NI , a Texas Corporation, when the Company acquired 100% of the outstanding shares in exchange for 397960 shares of the Company's Common Shares.

Item 5.     Interest in Securities of the Issuer
(a)     Amount Beneficially Owned:
               Percent of Class:                                   4.93%
(b)     Number of shares as to which each person has:
               (i) sole power to vote or direct the vote:        101039
               (ii) shared power to vote or to direct the vote:       0
               (iii) sole power to dispose or to direct the      101039
                      disposition of:
               (iv) shared power to dispose or to direct the
                      disposition of                                  0
(c)     N/A
(d)     N/A
(e)     N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Effective February 4,2001, Mr. Neher will receive 500 Shares of unregistered Common Stock for each meeting of the Company's Board of Directors he attends.

Item 7.     Material to be filed as exhibits:

     7.1     Stock Exchange Agreement dated as of February 11, 1998
     7.3     Board of Directors Meeting February 4,2001

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information forth in this statement is true, complete and correct

March 13, 2001
Date


Terry Neher,
Individually

Terry Neher, Director
     Name/Title



EXHIBITS



Exhibit 7.1

Stock Exchange Agreement Dated February 11, 1998


MINUTES OF THE SPECIAL MEETING
OF THE BOARD OF DIRECTORS OF
NEUROGENESIS, INC.
February 11, 1998


     The directors of NeuroGenesis, Inc. (the "Corporation") met by telephone. In attendance were Mrs. Karen Coady, Mr. David Bishop, and Mr. Albert Bieser. Board Chairman, Albert H. Bieser, called the meeting to order at 7:00 P.M.
(CST) after declaring that all of the Corporation's directors were present.


     Upon a motion duly made, seconded, and unanimously carried, the minutes of the previous meeting were accepted.

     Upon a motion by Karen Coady and seconded by David Bishop and following careful consideration the following resolution was passed. (Bieser abstained as he owns some of the shares of Natural Neuro Nutrition, Inc.):
     RESOLVED: That this Corporation accept the offer to purchase 100% of the shares of Natural Neuro Nutrition, Inc. a Houston, Texas Corporation, and ownership of Neuro Health Products of Seabrook, Texas, a privately held company. in exchange for 500,000 Common Shares of NeuroGenesis, Inc. All of the assets, liabilities, good will and customer base of both of the acquired companies will become those of NeuroGenesis on completion of 80% or more of the stock exchange in accordance with the distribution list attached as Exhibit A.

     Upon a motion by David Bishop and seconded by Karen Coady,the following resolution was passed unanimously.:

     RESOLVED: That Allene Snow of Laporte, Texas and Lary Dorrington of Houston, Texas, be, and here-by are, elected to this Board of Directors.

     Mr. Bishop moved the meeting be temporarily adjourned until the next day. The motion passed unanimously.

     The meeting was reconvened at 3:00 P.M., Thursday, February 12, 1998.

     Upon a motion by David Bishop and seconded by Karen Coady, the following resolution was passed unanimously:

     RESOLVED: That Bill Barrow of Seabrook, Texas and Dr. Terry
NeherofSeattle, Washington, be, and here-by are, elected to this Board of Directors and that Lary Dorrington be, and here-by is elected as Secretary of the Corporation, replacing Karen Coady, following this meeting.

     Karen Coady moved the meeting be adjourned. The motion passed unanimously.




Karen Coday
Karen Coady, Secr

Exhibit A


     3N1        Shares         Multiplier     NGI Shares
Bieser         42,500.00      4.535147392     192,743.76
Dorrington     22,500.00      4.535147392     102,040.80
Ferrell         7,500.00      4.535147392      34,013.61
Barrow          4,500.00      4.535147392      20,408.16
J. Jaffas         750.00      4.535147392       3,401.36
Neher          10,000.00      4.535147392      45,351.36

Snow     All NHP Assets            102,040.82

     Totals 100% of 3N1 & NHP     500,000.00




Item 7.2
Compensation Agreement Dated March 12, 1998



AGREEMENT
March 12, 1998


     Albert H. Bieser, Barbara S. Bieser, Lary A. Dorrington, and Allene Snow will receive remuneration from NeuroGenesis, Inc. based upon percentages of the net after all other outlays of cash (the"NET') by NeuroGenesis, Inc. (NGI)
 . The NET cash flow, available for such remuneration, will be determined by NGI's operations meeting a budget approved by the NGI Board of Di rectors. The Budget will cover the expected cash flow for three months forward and it will be reviewed each month by the Board during a regularly scheduled meeting. Monies, which are not required by the projected budget, will be disbursed to the officers on the following basis:

Each month, A. Snow will receive the first available $1,800.00, of the NET. Any month when the NET exceeds $1,800, the excess will be used to pay A. Bieser up to $900. When this NET exceeds $2,700, the excess will be used to pay L. Dorrington and B. Bieser equally until they have each received $150. When the NET for any month exceeds $3,000, A. Snow will receive 60% of the available sum, A. Bieser will receive 30%, L. Dorrington will receive 5%, and
B. Bieser will receive 5%. This method ofdetermining remuneration will continue until A. Snow reaches $3,000 per month. At that time her increase will stop. When A. Bieser reaches $3,000 per month, his increase will stop. When B. Bieser, or her anticipated replacement, reaches $2500 per month her increase will stop. As soon as the NET is large enough for L. Dorrington to receive $3,500 per month, it is anticipated that he will resign from his current position and join NOI, or its successor, on a full time basis. Remuneration beyond this point will increase with A Bieser receiving 35% of the Net's increase, A. Snow 30%, B. Bieser 15%, and L. Dorrington 20% until A. Bieser reaches $65,000 per year, (A. Snow, $60,000; B. Bieser $40,000 and L. Dorrington $55,000.) Remuneration above this point will be determined by the Board of Directors.

Agreed To March 12, 1998

Albert H. Bieser
  (Signature)

NeuroGenesis, Inc.

By: Lary A. Dorrington
    Lary A Dorrington, Secy



Item 7.3
Board of Directors Meeting February 4, 2001



MINUTES:
BOARD OF DIRECTORS MEETING
NeuroGenesis, Inc., February 4, 2001


     A meeting of the Board of Directors of the corporation was held on Saturday, February 4, 2001, at 10:30 am., at the Houston Yacht Club located at 3620 Miramar, in the City of La Porte, Texas.

After a proper motion, second and discussion the follow motion was passed:

(1) To pay Bill Little an additional 10,000 sharDes of common stock to complete the additional work required for NGI's reinstatement to NASDAQ electronic BB;

(2) To award former Board members Karen Coady and Dave Bishop 500 shares of common stock for their service and dedication to the Corporation during the difficult transition years;

(3) To compensate Board members for their service to the Corporation at a rate of 500 shares of common stock per Board meeting;

(4) To take under advisement the proposed new marketing plan for "Business Builders;"

Having no further business, after a proper motion and second the meeting was adjourned at 11:00 a.m.

     The undersigned hereby certifies that he is the duly elected and qualified Secretary and the custodian of the books and seal of NeuroGenesis, Inc., a corporation duly formed pursuant to the laws of the State of Delaware, and that the foregoing is a true record of the board of directors meeting, and said meeting was held in accordance with state law and the Bylaws of above-named Corporation on February 4, 2001, and that said actions are now in flill force and effect without modification or rescission.

          IN WITNESS WHEREOF, I executed my name as Secretary and have hereunto affixed the corporate seal of the above-named Corporation this 4th day of February, 2001.

A True Record.
Attest.                         Lary A. Dorrington
                                Lary A. Dorrington
                                Secretary